FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated May 11, 2009 (“Turkcell Annual General Assembly Decisions Dated May 8, 2009”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED MAY 8, 2009

Istanbul, Turkey: May 11, 2009 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today the following decisions taken at its Annual General Assembly:

1.	Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., appointed by the Board resolution no. 641 dated February 27, 2009 was approved as Turkcell’s independent external audit firm for 2009.

2.	Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are appointed as Turkcell’s statutory auditors for 2009.

3.

Members appointed as Turkcell’s Board of Directors for a period of three years are as follows: Mehmet Emin Karamehmet, Mehmet Bulent Ergin, Aimo Eloholma, Alexey Khudyakov, Oleg Malis, Tero Erkki Kivisaari (representing Turkcell Holding A.Ş.) and Colin J.Williams.

4.

As per the dividend proposal in accordance with Board resolution no. 647 dated February 27, 2009, it was decided to distribute TRY1,098,193,226 (approximately US$713.3 million) as cash dividends, which represents a net and gross cash dividend of TRY0.4991787 (approximately US$0.324226) per ordinary share with a nominal value of TRY1 (One Turkish Lira).

In this context:

1-

As a result of our Company activities, pertaining to the period between January 1, 2008 and December 31, 2008, our Company’s profit, calculated according to the consolidated financial statements which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered 29, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY3,016,415,970 (approximately US$1,959.2 million) and the commercial profit calculated according to the provisions of the Turkish Commercial Code is TRY3,721,273,637 (approximately US$2,417.0 million).

2-

TRY2,312,800,788 (approximately US$1,502.2 million)after tax profit calculated according to the consolidated financial statements) shall be taken as the basis for dividend distribution in accordance with the decree which was published on 12 January 2009 regarding the “Announcement Regarding Dividend Distribution Of Profits Related To 2008 Accounting Period” which had been decided during the meeting of the Capital Markets Board (CMB) dated 09 January 2009 and numbered 1/6.

3-

Within the framework of article 466 of the Turkish Commercial Code (TCC), it is obligatory to set aside a first legal reserve of up to one fifth of the paid in/issued capital of a company. The first legal reserve of our Company set aside in our commercial records amounts to TRY323,585,664 (approximately US$210.2 million) as at 31 December 2008. The one fifth of the paid in/issued capital of our Company is TRY440,000,000 (approximately US$285.8 million). Hence, for the year 2008, the first legal reserve that shall be set aside is TRY116,414,336 (approximately US$75.6 million), which is the difference between the one fifth of the paid in/issued capital of the Company, and TRY323,585,664 (approximately US$210.2 million, which is the first legal reserve amount set aside in the commercial records) as at 31 December 2008.

4-

TRY2,196,386,452 (approximately US$1,426.6 million) is the distributable dividend of the Company pertaining to the year 2008 and is the difference between TRY2,312,800,788 (approximately US$1,502.2 million), which is the basis for dividend distribution as stated in the consolidated financial reports of the Company)and TRY116,414,336 (approximately US$ 75.6 million), which is the first legal reserve amount). TRY2,202,953,878 (approximately US$1,430.9 million, which is calculated by adding TRY6,567,426 (approximately US$4.3 million), the aggregate amount of the donations made during the year and TRY2,196,386,452 (approximately US$1,426.6 million), the distributable dividend of the Company pertaining to the year 2008) shall be taken as the first dividend basis.

5-

TRY440,590,776 (approximately US$286.2 million), which is 20% (the percentage declared by the Capital Markets Board as the minimum dividend distribution percentage for the year 2008) of the first dividend basis, amounting to TRY2,202,953,878 (approximately US$1,430.9 million) shall be distributed as the first cash dividend and the secondary reserve amounting to TRY98,819,323 (approximately US$64.2 million) shall be separated from the rest of the net distributable current year profit.

a. The total amount of TRY1,098,193,226 (approximately US$713.3 million), which shall be distributed in cash, shall be distributed from the previous years profits.

b. As the total amount of TRY1,098,193,226 (approximately US$713.3 million), as mentioned hereinabove which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003, and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions.

c. In this respect, an amount of TRY0.4991787 (approximately US$0.324226), net and gross, shall be paid in cash equally to our shareholders for each share, having a nominal value of TRY1 (One Turkish Lira).

The aggregate net amount of the cash dividend payment shall be TRY1,098,193,226 (approximately US$713.3) .

6-	TRY2,097,567,129 (approximately US$1,362.4 million) (the remaining distributable profit after the cash dividend distribution) shall be:

a. Regarded as extraordinary reserves and set aside within the Company;

b. The withholding tax deductions shall be applicable on the amount, which shall be transferred to the 2009 financial year as extraordinary reserves, in case such amount shall be subject to redistribution.

7-

The cash dividend payment to our Company’s shareholders shall commence on May 18, 2009, and shall continue for 15 days in İstanbul Head Office, Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. and also in Central Registry Agency located at Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul and shall be made in exchange of the dividend share denominations for the year 2008, provided that the physical shares held by the shareholders are registered by the Central Registry Agency and brokerage house authorized for keeping the shares.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.5396 for May 8, 2009.

EXPLANATORY NOTE: (This note is provided for the convenience of ADR holders and not part of the decisions taken at the Annual General Assembly of the Company)

Please find below the key dates for the ADR holders regarding the cash dividend distribution:

US ex-dividend” date	14 May 2009
US record date	18 May 2009
US payment date	on or about 29 May 2009

www.turkcell.com.tr

About Turkcell

Turkcell is the leading communications and technology company in Turkey with 37.0 million postpaid and prepaid customers as of December 31, 2008 operating in a three player market with a market share of approximately 56% as of December 31, 2008 (Source: operators’ announcements). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 609 operators in 202 countries as of February 17, 2009. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$7.0 billion net revenue for the year ended December 31, 2008 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head